March 23, 2007

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: eAutoclaims, Inc.

Form 10-K for the year ended July 31, 2006
Filed October 31, 2006
File No. 0-23903

Dear Ms. van Doorn,

This letter is written in response to your comment letter dated March 20, 2007 regarding the above referenced filings for eAutoclaims, Inc. (“eAuto”). To facilitate your review of this filing, I have repeated your question or comment from your letter and then provided our response.

1.  Note 6-Purchase and Sale of Building, page F-12:

We have read your response to prior comment 1 and note that you recorded the sale transaction in accordance with the criteria established in SFAS 66. However, you have not explained how you considered SFAS 98 in your gain recognition as requested in the prior comment. We would have expected you to first determine the gain that would be recognized under SFAS 66 as if the transaction was a sale without a leaseback and then to allocate that gain pursuant to SFAS 13 over the remaining lease term. We reissue prior comment 1.

According to SFAS 98, Appendix A, paragraph 27, the total gain on the sale is recognized immediately if the leaseback is considered minor. We believe this to be minor as, under the terms of our lease, we are only leasing approximately 40% of the space in the building that was sold. Also, we are anticipating subleasing out an additional 33% of our currently occupied space in the next twelve months, which would bring our percentage of total occupied space down to approximately 30% of the total building.

Pursuant to your request, this response letter is filed electronically via EDGAR. If you need any additional information, please do not hesitate to contact me at 813 749-1020.

Very truly yours,

/s/ Larry Colton

Chief Financial Officer

eAutoclaims, Inc.